Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

February 15, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Series Trust (the “Registrant”)
1933 Act File No.: 033-00507
1940 Act File No.: 811-04419

Ladies and Gentlemen:

On behalf of the Registrant, we are hereby filing a combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”). The Registration Statement relates to a proposed Agreement and Plan of Reorganization whereby all of the assets of certain series of the Registrant (each a “Target Portfolio”) will be transferred in various tax-free reorganizations to the corresponding series of the Registrant (each a “Destination Portfolio”), in exchange for shares of the Destination Portfolio. The table in the attached Appendix A indicates which Target Portfolio corresponds to which Destination Portfolio.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on March 18, 2013 pursuant to Rule 488.

Please direct any questions concerning this filing to the undersigned at (727) 299-1814.

Sincerely,

/s/ Robert Lamont
Robert Lamont
Vice President and Senior Counsel

Appendix A

Target Portfolio & Shares	Destination Portfolio & Shares
Transamerica Third Avenue Value VP	Transamerica Systematic Small/Mid Cap Value VP
Initial Class	Initial Class
Service Class	Service Class

Transamerica Efficient Markets VP	Transamerica Index 75 VP*
Initial Class	Initial Class
Service Class	Service Class

*	To be renamed Transamerica Vanguard ETF Portfolio – Growth VP effective on or about May 1, 2013.